

May 19, 2014

Via E-mail
Scott Gallagher
Chief Executive Officer
TheDirectory.com, Inc.
15100 Hutchison Rd., Suite 125
Tampa, Florida 33625

> **Re:   TheDirectory.com, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed May 9, 2014**
> **File No. 000-31431**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comment. Please comply with this comment in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Note 6 – Intangible Assets, page F-10

1.     We note in your response to comment 2 you indicate that "the acquired technology based asset is a set of customer designed PHP and database source code developed to operate and power directory……and add layers of functionality as they are needed."  Because the described asset is technology based and therefore subject to obsolescence, we believe it has a finite useful life and should be amortized pursuant to the guidance in ASC 350 30-35-3e.  Please revise your accounting policy accordingly.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        Amy Trombly, Esq.